TITAN IRON ORE CORP.

Suite #110 - 3040 North Campbell Avenue

Tucson, Arizona 85719 USA

February 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549 USA

Attention:	Mark P. Shuman, Branch Chief - Legal

Dear Sirs:
Re:	Titan Iron Ore Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed January 10, 2013 File No. 333-185099

The Company writes in response to your letter (the “Letter”) of February 1, 2013 to Mr. Andrew Brodkey, President, CEO and director of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 as noted above and filed by the Company. The Company has withdrawn the registration statement (File Number: 333-185099). The Company has renegotiated the equity line agreement and is filing a new registration statement on Form S-1, which is being filed to reflect your previous comments in the Letter. While this is a new registration statement, the Company would like to respond to your comments on the previous registration statement in this letter. The Company’s responses are numbered in a manner that corresponds with your comments as set out in the Letter.

General

1.
We note your response to prior comment one. We are unable to concur with your conclusion that the purchase price for securities underlying a put is outside of the investor’s control. Because the pricing period follows the date of any drawn down notice, it appears possible that Ascendiant could affect the market price at which it purchases the shares. Also, in view of Titan’s ability to determine a new minimum price each time it issues a draw-down notice, it appears that there has been no meeting of the minds with respect to the pricing terms of the equity line and the private placement between Titan and the equity line investor is therefore not complete. For these reasons, we believe you should withdraw the registration statement. In any re-negotiated equity line agreement, consider utilizing a pricing period that precedes that date of any draw down notice. Also, ensure, that neither the company nor Ascendiant is able to influence the floor price that will apply to any put, or to amend or waive such provisions.

The Company has withdrawn the previous registration statement. The Company has re-negotiated the equity line agreement without the pricing period following the date of a draw down notice. We revised the Offering section to reflect the re-negotiated equity line agreement.

Risk Factors

“We may have difficulty accessing our properties,” page 8

3.
Please revise the caption of this risk factor to candidly state that you currently are unable to conduct activities on the property because an owner of an adjoining property has denied you access. Move the information regarding the potential seasonal nature of your activities on the property so that it follows the discussion of the complete denial of access by the landowner.

We revised the risk factor on page 8.

Offering

Securities Purchase Agreement with Ascendiant Capital Partners, LLC (Equity Line of Credit), page 16

4.
We note your response to prior comment 11 and that you did not provide in this section a range of possible discounts Ascendiant Capital Partners may receive when purchasing your common stock pursuant to an equity line draw on the fourth and fifth payment dates. We also note your response to prior comment 10, in which you indicate that it is impossible to quantify the additional discount that Ascendiant will receive when it purchases your common stock on the fourth and fifth payment dates. We continue to believe that you should provide quantitative information that enables investors to understand the effects of the additional discount received by Ascendiant on the fourth and fifth payment dates. Accordingly, please revise this section and the risk factor discussion on page 13 to provide a range of possible discounts based on reasonable estimates of the number of shares to be issued on the fourth and fifth payment dates and the prices at which such shares will be sold, or explain in more detail in your response letter why it is not possible to provide such estimates.

We revised the risk factor on page 14 and the Offering section on pages 18 and 19.

Description of Business

Progress, page 28

5.	You disclose in this section that the ore stockpile at Iron Mountain contains run of mine grade material. Revise this section to explain the meaning of the term “run-of-mine” grade material.

We revised the disclosure under the heading “Description of Business” on page 33.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

6.
We note your response to prior comment 19. You indicate in this section that possible sources of capital relate to sales of the stockpile of iron ore tailings at Iron Mountain and the pit and titaniferous iron ore resource at Iron Mountain. Revise this section to provide a more detailed description of the stockpile, such as tonnage, and support the claim that the stockpile contains substantiated iron and titanium grades at 52% and 15%, respectively. Also, discuss in detail the iron ore and titanium markets. Disclose the market specifications for ores and other salable products and the current prices. Discuss whether you have a readily marketable product and, if not, address what must be done to the product to make it marketable and the expense involved. Describe shipping conditions, including whether there are paved or dirt roads, the locations of transshipment terminals, rail lines, smelter and furnaces, and the locations of potential customers. Discuss the distances that would need to be traveled, including the cost per mile. Discuss typical smelter/furnace terms and conditions. Finally, disclose whether you have performed a feasibility study to determine the economic viability of processing and shipping the ore to potential customers.

We revised the disclosure under the heading “Description of Business” on pages 31 to 34.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 687-5700.

Yours truly,

TITAN IRON ORE CORP.

/s/ Andrew Brodkey

Andrew Brodkey, CEO